Exhibit 99.1



Cleco Corporation
2030 Donahue Ferry Road
PO Box 5000
Pineville, LA 71361-5000
Tel 318.484.7400
www.cleco.com

NEWS RELEASE

Investor Contacts:
Cleco Corporation:
Ryan Gunter
(318) 484-7724
Rodney J. Hamilton
(318) 484-7593

Analyst Inquiries:
Dresner Companies:
Kristine Walczak
(312) 780-7205

Media Contact:
Cleco Corporation:
Fran Phoenix
(318) 484-7467

For Immediate Release

Cleco Corp. Posts 2008 First-Quarter Net Income of $22.1 Million

PINEVILLE, La., May 6, 2008 – Cleco Corp. (NYSE: CNL) reported today 2008 first-quarter net income applicable to common stock of $22.1 million, up $13.9 million from the $8.2 million recorded in the first quarter of 2007.

On an earnings per share (EPS) basis, Cleco recorded earnings of $0.37 per diluted share, up $0.23 per share from the $0.14 per share recorded in the first quarter of 2007.

Results were driven mainly by $0.18 per share of higher AFUDC (allowance for funds used during construction) from Cleco Power associated with the Rodemacher Unit 3 project.

"Construction of our Rodemacher Unit 3 project remains on budget and on schedule to begin commercial operations in October 2009. As of March 31, 2008, we have spent roughly $714 million of the billion-dollar budget," Cleco President and CEO Michael Madison said.

"Rodemacher Unit 3 is a 600-MW solid-fuel unit designed with circulating fluidized-bed (CFB) technology. Petroleum coke, or petcoke, a byproduct of the oil refinery business, will be the primary fuel source; however, the unit will be capable of utilizing a variety of other solid fuels such as renewables because of the technology we selected. This is why Rodemacher Unit 3 is the cornerstone of our strategy to create a diversified fuel portfolio," said Madison.

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Consolidated Diluted Earnings Per Share Allocated to Subsidiaries

	Diluted EPS	
	Three Months Ended March 31	
Subsidiary	**2008**	**2007**
Cleco Power LLC	$0.46	$0.21
Cleco Midstream Resources LLC	(0.08)	(0.08)
Corporate and Other[1]	(0.01)	0.01
Earnings applicable to common stock	**$0.37**	**$0.14**

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[1]Includes dividends on preferred stock

Results for First-Quarter 2008:

Major Reconciling Items for First-Quarter EPS 2008 vs. 2007:

$0.14	**2007 First-Quarter Diluted EPS**
0.01	Gains on energy hedging, net
0.06	Lower Cleco Power expenses
0.18	Higher Cleco Power AFUDC
(0.02)	Lower corporate results
$0.37	**2008 First-Quarter Diluted EPS**

Cleco Power's 2008 first-quarter earnings - up $0.25 per share year over year

- **Kilowatt-hour sales were essentially even with last year's results.** First quarter 2008 kilowatt-hour sales were down 2 percent from the same period a year ago largely due to lower usage from industrial customers. Heating degree-days for the quarter were 6 percent below 2007 first quarter levels and were 17 percent below normal.

(Million kWh)	For the three months ended March 31		
	2008	**2007**	**Change**
Electric Sales			
Residential	840	842	--
Commercial	554	543	2%
Industrial	686	710	(3)%
Other retail	32	33	(3)%
Total retail	2,112	2,128	(1)%
Sales for resale	71	102	(30)%
Unbilled	(57)	(70)	19%
Total retail and wholesale customer sales	**2,126**	**2,160**	**(2)%**

- **Mark-to-market and realized gains on energy hedging** positions tied to a fixed-price wholesale contract as compared to the same period of 2007 contributed to a $0.01 per share increase primarily due to increases in natural gas prices.

- **Operating and maintenance expenses** were $0.06 per share lower compared to the same period last year, primarily due to lower compensation and benefit expense as well as lower generation maintenance expense and lower professional fees.

- **AFUDC** primarily associated with the Rodemacher Unit 3 project, contributed $0.18 per share more to results. The equity portion of AFUDC associated with the Rodemacher Unit 3 project was up $0.14 per share, while the debt portion of AFUDC contributed $0.04 per share more than in the first quarter of 2007.

Cleco Midstream Resources' 2008 first-quarter earnings – unchanged quarter over quarter

Evangeline was down $0.03 per share for the first quarter of 2008 mainly due to the February planned outage. This was offset by a decrease in losses at Acadia largely due to lower interest paid to the holding company during the first quarter of 2008.

Other

Corporate earnings decreased $0.02 per share in the quarter-to-quarter comparison primarily due to lower affiliate interest received from Acadia.

Earnings Guidance

"We are maintaining our 2008 earnings target at a range of $1.60 to $1.70 per share," Madison said. "Those targets assume normal weather, 2008 capital expenditures of about $265 million on the Rodemacher project (including AFUDC), and the continuation of our current rate plan. Cleco Midstream earnings targets assume continued performance by Evangeline's tolling counterparty and are based on assumptions about Acadia's plant operations and market conditions."

Strategic Update

"We continue to achieve impressive results," said Madison.

"After nearly two years of persistent work, we have completed the first ever utility securitization in the State of Louisiana. The financing resulted in the issuance of approximately $180 million initial principal amount of storm recovery bonds to recover the remainder of Cleco Power's unrecovered 2005 storm costs from hurricanes Katrina and Rita, with approximately $50 million being used to fund a storm reserve for future storms," Madison said.

"Additionally, we continue to advance through the long-term RFP process and are on schedule to select winning bids in August of 2008. Also, on the regulatory front, we are working diligently to prepare to file our rate case by the end of the second quarter of 2008 with rates anticipated to coincide with commercial operation of Rodemacher Unit 3," said Madison. "This will be our first full rate case in more than 20 years."

"Finally, we continue to move forward in collaboration with our neighboring utilites, as well as the Southwest Power Pool, and the Louisiana Public Service Commission to develop a comprehensive transmission solution for the southern part of our service territory," Madison concluded.

Cleco management will discuss the company's first-quarter 2008 results during a conference call scheduled for 11 a.m. Eastern time (10 a.m. Central time) Wednesday, May 7, 2008. The call will be broadcast live on the Internet. A replay will be available for 12 months. Investors may access the webcast through the company's Web site at www.cleco.com by selecting "For Investors" and then "Cleco Corporation First-Quarter 2008 Earnings Conference Call."

Cleco Corp. is a regional energy company headquartered in Pineville, La. It operates a regulated electric utility company that serves 273,000 customers across Louisiana. Cleco also operates a wholesale energy business with approximately 1,350 megawatts of nameplate generating capacity. For more information about Cleco, visit www.cleco.com.

Financial tables follow:

CLECO CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Thousands, except share and per share amounts)
(UNAUDITED)

For the three months ended March 31,	2008	2007
Operating revenue		
Electric operations	$ **209,881**	$ 213,020
Other operations	**10,064**	9,269
Affiliate revenue	**2,606**	1,461
Operating revenue	**222,551**	223,750
Operating expenses		
Fuel used for electric generation	**45,536**	55,496
Power purchased for utility customers	**89,794**	84,147
Other operations	**22,275**	26,315
Maintenance	**10,113**	10,241
Depreciation	**19,547**	20,098
Taxes other than income taxes	**8,831**	9,799
Gain on sales of assets	**(99)**	--
Total operating expenses	**195,997**	206,096
Operating income	**26,554**	17,654
Interest income	**1,617**	2,567
Allowance for other funds used during construction	**13,683**	5,131
Equity loss from investees	**(4,574)**	(1,399)
Other income	**66**	89
Other expense	**(669)**	(1,266)
Interest charges		
Interest charges, including amortization of debt expenses, premium and discount, net of capitalized interest	**14,121**	13,657
Allowance for borrowed funds used during construction	**(4,577)**	(1,670)
Total interest charges	**9,544**	11,987
Income before income taxes	**27,133**	10,789
Federal and state income tax expense	**5,061**	2,143
Net income	**22,072**	8,646
Preferred dividends requirements, net of tax	**12**	423
Net income applicable to common stock	$ **22,060**	$ 8,223

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CLECO CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Continued)
(Thousands, except share and per share amounts)
(UNAUDITED)

For the three months ended March 31,	2008	2007
Average shares of common stock outstanding		
Basic	**59,907,896**	57,854,737
Diluted	**60,083,024**	58,198,391
Basic earnings per share		
From continuing operations	**$ 0.37**	$ 0.14
Net income applicable to common stock	**$ 0.37**	$ 0.14
Diluted earnings per share		
From continuing operations	**$ 0.37**	$ 0.14
Net income applicable to common stock	**$ 0.37**	$ 0.14
Cash dividends paid per share of common stock	**$ 0.225**	$ 0.225

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CLECO CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(Thousands)
(UNAUDITED)

	At March 31, 2008	At Dec. 31, 2007
Assets		
Current Assets		
Cash and cash equivalents	$ **108,934**	$ 129,013
Accounts receivable, net	**91,781**	87,983
Other current assets	**194,020**	188,520
Total Current Assets	**394,735**	405,516
Property, plant and equipment, net	**1,815,284**	1,725,880
Equity investment in investees	**253,056**	258,101
Prepayments, deferred charges and other	**469,763**	317,126
Total Assets	**$2,932,838**	$2,706,623
Liabilities		
Current Liabilities		
Long-term debt due within one year	$ **108,350**	$ 100,000
Accounts payable	**115,423**	129,946
Other current liabilities	**174,325**	127,521
Total Current Liabilities	**398,098**	357,467
Deferred credits and other liabilities	**653,179**	568,684
Long-term debt, net	**861,025**	769,103
Total Liabilities	**1,912,302**	1,695,254
Shareholders' Equity		
Preferred stock	**1,029**	1,029
Common shareholders' equity	**1,027,916**	1,018,731
Accumulated other comprehensive loss	**(8,409)**	(8,391)
Total Shareholders' Equity	**1,020,536**	1,011,369
Total Liabilities and Shareholders' Equity	**$2,932,838**	$2,706,623

Please note: In addition to historical financial information, this news release contains forward-looking statements about future results and circumstances, including, without limitation, statements regarding the Rodemacher Unit 3 project and earnings guidance. There are many risks and uncertainties with respect to such forward-looking statements, including the weather and other natural phenomena, state and federal legislative and regulatory initiatives, the timing and extent of changes in commodity prices and interest rates, the operating performance of Cleco Power's and Cleco Midstream's facilities, the financial condition of the company's tolling agreement counterparty, the performance of the tolling agreement by such counterparty, construction and operational startup of Rodemacher Unit 3, the continuation of the existing rate plan, the outcome of Cleco Power's rate case, the results of Cleco Power's long-term RFP, and other risks and uncertainties more fully described in the company's latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q. Actual results may differ materially from those indicated in such forward-looking statements.
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